Mail Stop 3561

March 23, 2009

Franklin N. Saxon
Chief Executive Officer
Culp, Inc.
1823 Eastchester Drive
Highpoint, NC 27265

> **Re:** **Culp, Inc.**
> **Form 10-K for Fiscal Year Ended April 27, 2008**
> **Filed July 10, 2008**
> **Form 10-Qs for the Quarters Ended August 3, 2008,**
> **November 2, 2008 and February 1, 2009**
> **Filed September 10, 2008, December 12, 2008 and March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 26, 2008**
> **File No. 1-12597**

Dear Mr. Saxon:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 27, 2008

1. Please use file number 1-12597 for future filings.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Overview, page 28

2. You have discussed positive and negative trends throughout your business
    section; however, you should provide an expanded overview and assessment of
    these trends and uncertainties in your discussion and analysis to enable a reader to
    ascertain the likelihood that past performance is indicative of future performance.
    In addition, you should expand your discussion and analysis of the key variables
    and other qualitative and quantitative factors that are necessary for an
    understanding and evaluation of the business and results of operations through the
    eyes of management. Refer to Item 303(a) of Regulation S-K and the
    Commission's Guidance Regarding Management's Discussion and Analysis of
    Financial Condition and Results of Operations, Release No 33-8350, available at
    www.sec.gov. Also provide similar disclosure in your quarterly reports.

3. We note that $1.0 million of your restructuring charge during fiscal year 2008 is
    for inventory markdowns. Please tell us and expand your disclosure to discuss the
    nature of the inventory markdowns, including the specific types of expenses
    incurred and the reasons the markdowns were necessary. Additionally, tell us and
    disclose why this inventory markdown is part of your restructuring plan versus a
    markdown of inventory in the normal course of business. In doing so, please
    differentiate inventory markdowns recorded as restructuring expense and
    inventory markdowns recorded as part of ongoing operations.

Segment Analysis, page 32

4. Please expand your analysis of segmental operating income to specifically address
    the impact of your gross profit margins by segment. Given the difference in gross
    profit margin percentages by segment and the changes in these percentages from
    the prior year, we believe discussions of these changes are relevant and useful for
    an investor in better understanding the factors that drove the changes in segmental
    operating income. Additionally, please disclose the types of cost you classify in
    cost of sales, either here or in the footnotes to your financial statements, to
    provide your readers with further context for your results and allow your readers
    to more easily compare you with other companies.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

1. General and Summary of Significant Accounting Policies, page 59

5. We note the discussion of your Chinese operations on page 60 and elsewhere in your filing. Given the significance of your Chinese subsidiaries to your consolidated company, please explain to us in reasonable detail how you considered whether the transfer of net assets from your Chinese subsidiaries to the U.S. parent company was restricted such that you should provide "Schedule I – Condensed Financial Information of Registrant" in your Form 10-K. In this regard, given that your foreign subsidiaries are profitable while your domestic operations are unprofitable, we believe you should clarify to your readers whether you can transfer funds from your foreign subsidiaries to Culp, Inc. to assist with debt repayment, capital expenditures, and other expenses of your business, and it is unclear to us from your current disclosures including Note 20 to your financial statements whether you have the ability to do so. Refer to Rules 5-04 and 12-04 of Regulation S-X, and advise. Additionally, please clarify this matter to your readers in future filings.

6. We note your discussion of shipping and handling costs in the middle of page 61. We read that handling costs consist principally of finished goods warehousing costs in your various distribution facilities. Based on this description, it appears that you define handling costs differently than they are defined in paragraph three of EITF 00-10, as your definition appears to include warehousing costs prior to the point the product is removed from finished goods inventory to be shipped. Please confirm our understanding, or explain this matter to us in greater detail. If our understanding is correct, please tell us how you considered whether warehousing costs incurred prior to the point the product is removed from finished goods inventory to be shipped should be classified as cost of sales.

2. Asset Acquisition, page 62

7. We read at the bottom of page 62 that you purchased ITG's mattress fabrics finished goods inventory, a credit on future purchases of inventory manufactured by ITG during the transition period, along with certain proprietary rights such as patterns, copyrights, artwork, and the like, and other records that related to ITG's mattress fabrics products line. We have the following comments:

-   Please tell us and disclose in future filings how you are accounting for the acquired credit on future purchases of inventory. If this credit is being amortized, please tell us and disclose in future filings the periods over which it is being amortized and where such amortization is classified in your statement of operations.

- With reference to your table at the top of page 63, please tell us why you do not appear to have allocated any of the transaction cost to the acquired proprietary rights such as patterns, copyrights, artwork, and the other records related to ITG's mattress fabrics product line. In this regard, we assume that these items must have value or you would not have acquired them.

3. Restructuring and Asset Impairments, page 63

8. We note your statement in footnote (1) to your table at the bottom of page 63 that your existing restructuring plans have been substantially completed as of April 27, 2008. Please reconcile this statement to the fact that on page I-16 of your Form 10-Q for the period ended November 2, 2008, you disclose that you recorded $2.8 million of restructuring and restructuring related expenses during the six months ended November 2, 2008 related to your December 2006 Upholstery Fabrics restructuring. Please advise why you recorded this significant charge in fiscal 2009 given the statement noted in your fiscal 2008 Form 10-K. In doing so, tell us the circumstances that changed following your fiscal 2008 Form 10-K that required further assessment and additional restructuring charges during the period ended November 2, 2008 related to your December 2006 Upholstery Fabrics restructuring. Also clarify this matter to your readers and explain to them whether you expect to incur similar additional charges in the future.

11. Income Taxes, page 72

9. With reference to Rule 4-08(h)(1) of Regulation S-X, please tell us how you considered disclosing the components of pretax income or loss resulting from domestic and foreign operations. In this regard, we note your disclosure of the amounts allocated to foreign operations on page 72, but it is unclear to us that your current presentation sufficiently highlights the fact that your domestic operations have a history of pretax losses and are partially or fully offsetting the pretax income generated by your foreign operations, and we believe this information is important to clarify to your readers.

10. We note your rate reconciliation table at the top of page 73 and have the following comments:

- We note that your state income tax rate has varied significantly over the three year period presented. Please explain to us why this occurred, and tell us how you considered explaining this to your readers somewhere in your filing.

- We note that your foreign tax rate differential has varied significantly over the three year period presented. Please explain to us why this occurred, and tell us how you considered explaining this to your readers somewhere in your filing. Also clarify in your response to us whether this line item includes the Chinese tax holiday, and if so, tell us how you determined the tax holiday did not exceed the 5% threshold specified in Rule 4-08(h) of Regulation S-X to be presented as a separate line item in your rate reconciliation.

- We note that your tax rate was affected by a Canadian foreign exchange loss and Canadian research and development credits for the first time in 2008. Please explain to us why this occurred, including why these items were not present in previous years, and tell us how you considered explaining this to your readers somewhere in your filing.

- We note that your tax rate was affected by China income tax incentives for the first time in 2008. Please explain to us why this occurred, including why these tax incentives were not available to you in previous years, and tell us how you considered explaining this to your readers somewhere in your filing.

- We remind you that your income tax disclosures as a whole, including both your footnote and MD&A narrative, should provide your readers with enough context around the historical variations in your tax rate that readers can assess the likelihood that future taxes will be impacted by similar items in a similar manner. Please revise your future disclosures as necessary.

14. Stock-Based Compensation, page 77

11. We note your tabular presentation on page 77 of the assumptions used to value the stock options granted to your employees, and your discussion of these assumptions at the top of page 78. Please tell us and revise future filings to clarify to your readers why the expected volatility of these options changed in 2008 from a single relatively high number to a broad range and why the expected term of these options changed in 2008 from a single relatively short term to a broad range. In this regard, we assume that these changes to your assumptions would reduce the stock compensation expense associated with your 2008 grant of options, and we believe you should clearly explain what led to these changes. Additionally, given the volatility in your historical stock prices, please explain in more detail how you determined a volatility of 38.59% was appropriate for any options granted.

Signatures, page 96

12. We note that you did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting

officer on behalf of the registrant in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K. Please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block.

Definitive Proxy Statement on Schedule 14A

Voting Securities, page 4

13. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by the entities identified in the beneficial ownership table. Refer to Rule 13d-3 under the Securities Exchange Act of 1934.

Compensation Discussion and Analysis, page 15

Annual incentive bonus, page 18

14. You have not provided a quantitative discussion of the 2008 financial performance goals to be achieved for your named executive officers to earn the management incentive bonus. Please disclose or, to the extent you believe disclosure of these goals is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.

Compensation of Directors, page 26

15. Please disclose the grant date fair value of the options awarded in 2008. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 36

16. You mention here that you will review and approve transactions with your directors, executive officers, and holders of five percent or more of your common stock. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether a transaction "may present a conflict of interest."

Form 10-Q for the Period Ended February 1, 2009

Financial Statements, page I-1

Notes to Financial Statements, page I-5

3. Asset Acquisition – Mattress Fabric Segment, page I-7

> 17. We note your purchase of Bodet & Horst USA, LP and Bodet & Horst GMBH & Co. KG (collectively Bodet & Horst) on August 11, 2008. We also note that you purchased certain assets and assumed certain liabilities of the knitted mattress fabric operation of Bodet & Horst, including the manufacturing operation in High Point, North Carolina. We further note that the Bodet & Horst manufacturing operation in High Point has served as your primarily source of knitted mattress fabric for six years. Please tell us how you determined this transaction constitutes a business combination as defined in SFAS 141. Also refer to EITF 98-3 and Rule 11-01(d) of Regulation S-X.
>
> We have also reviewed your Form 8-K/A filed on October 23, 2008 which includes financial statements of Bodet & Horst USA LP and pro forma financial information. Please tell us whether the financial statements of Bodet & Horst USA, LP and the column in the pro forma statements labeled "Bodet & Horst USA LP" represent the financial information for only Bodet & Horst USA, LP, or for Bodet & Horst USA, LP and Bodet & Horst GMBH & Co. KG combined. If for only Bodet & Horst USA, LP, tell us why financial information for Bodet & Horst GMBH & Co. KG was not provided given that you acquired both companies.

15. Restructuring and Restructuring Related Charges, page I-18

> 18. We note you recorded a $2.1 million charge for accelerated deprecation for the consolidation of plant facilities in China as part of your September 2008 Upholstery fabrics restructuring. Please expand your disclosure here or in MD&A and discuss your basis for accelerating depreciation. In doing so, disclose the reasons why depreciation was accelerated specifically for these assets and disclose how the charge was calculated.

Form 8-K Filed March 3, 2009

> 19. We note your presentation of the non-GAAP measure of free cash flow. Please address the following:
>
> - Tell us why you describe this as a performance non-GAAP measure instead of a liquidity non-GAAP measure given that its purpose is to measure your available cash flow for potential debt repayment, stock

repurchases and additions to cash and cash equivalents. This is further unclear since you have reconciled free cash flow to net cash provided by operating activities, which would be a comparable GAAP measure for a liquidity measure but not for a performance measure. Please ensure that your description of this measure and the GAAP measure to which it is reconciled are consistent in the future.

- Disclose how management uses this non-GAAP measure.

- Since free cash flow does not have a uniform definition, clearly disclose your definition of free cash flow and provide a clear description of its calculation. Additionally, disclose all material limitations of this measure.

Refer to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K and Question 13 of our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ).

20. We note your presentation of pro forma pre-tax income, which excludes cash and non cash restructuring and related charges. We also note your reconciliation of income (loss) before income taxes as reported to pro forma income before income taxes and your pro forma consolidated statements of operations. Please be advised that term "pro forma" is defined in Article 11 of Regulation S-X and should not be used to describe items outside of the scope of this guidance. Either tell us in sufficient detail how you meet one of the criteria in Rule 11-01 of Regulation S-X to support your use of the term "pro forma," or revise future filings to re-name your measure.

21. It appears that your presentation of income before income taxes excluding restructuring and related charges and impairment charges represents a non-GAAP measure. If so, clearly indicate to your readers that this is a non-GAAP measure and disclose whether it is used as a non-GAAP performance measure, a non-GAAP liquidity measure or both. Furthermore, it is unclear how your current presentation and narrative comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K, and our Non-GAAP FAQ. With reference to Questions 8, 9 and 12 of our Non-GAAP FAQ, please revise your presentation to fully comply with all required disclosures.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director